

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2020

Wade Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
3200 Guasti Road, Suite #100
Ontario, California 91761

> **Re: Kiwa Bio-Tech Products Group Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 18, 2020, as amended**
> **File No. 000-33167**

Dear Mr. Li:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed March 18, 2020, as amended

General

1. We note that you have obtained the consent of 75% of shareholders to increase the number of authorized shares of common stock. Please revise your disclosure to state whether you have plans, proposals or arrangements to issue any of the additional shares. In that regard, we note your Form 8-K filed February 13, 2020 regarding the issuance of convertible promissory notes on February 5, 2020. If you have plans to issue the newly authorized shares of common stock in connection with the conversion of promissory notes or any other plans for the issuance of such shares, please provide the information required by Item 11 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert L. B. Diener, Esq.